[Stubbs, Alderton                              JOSEPH STUBBS
& Markiles LLP Letterhead]                     Partner
                                               Direct
                                               Voice      818.444.4507
                                               Direct Fax 818.474.8607
                                               Mobile     626.926.6018
                                               E-Mail     jstubbs@biztechlaw.com


November 22, 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

         RE:      KIWA BIO-TECH PRODUCTS GROUP CORPORATION
                  RESPONSES TO STAFF COMMENTS OF NOVEMBER 3, 2004
                  WITH RESPECT TO:
                  AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM SB-2 FILE NO. 333-117868, FILED OCTOBER 8, 2004

Ladies and Gentlemen:

         On behalf of Kiwa Bio-Tech Products Group Corporation (the "COMPANY"), we have enclosed for filing one copy with exhibits of Amendment No. 2 to Registration Statement on Form SB-2, File No. 333-117868 (the "SB-2 AMENDMENT").

         In addition to filing the SB-2 Amendment, we hereby provide supplementally the following responses in reply to the Staff's comment letter, dated November 3, 2004 (the "COMMENT LETTER"). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

                                    FORM SB-2

GENERAL

         1. WE NOTE YOUR RESPONSE TO COMMENT 1 AND REISSUE THE COMMENT IN PART. PLEASE UPDATE THE AMOUNT OF THE LOANS YOU HAVE OUTSTANDING WITH THE PEOPLE'S REPUBLIC OF CHINA GOVERNMENT AS OF A MORE RECENT DATE. AT PRESENT, THE DATE IS AS OF MARCH 31, 2004.

         The Company has updated the information in the SB-2 Amendment in response to the Staff's comments, including updating the amount of the loans to the People's Republic of China to as of September 30, 2004, the end of the Company's most recently completed fiscal quarter.


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Securities and Exchange Commission
November 22, 2004
Page 2


COVER PAGE

         2. WE NOTE YOUR RESPONSE TO COMMENT 4 AND REISSUE THE COMMENT. YOUR COVER PAGE STILL CONTAINS TOO MANY DETAILS. PLEASE LIMIT THE INFORMATION IN THE COVER PAGE THAT IS REQUIRED BY ITEM 501 OF REGULATION SB. FOR EXAMPLE, PLEASE REVISE THE COVER PAGE TO DELETE THE FOURTH AND FIFTH SENTENCES OF THE
SECOND  PARAGRAPH  BEGINNING  "ALL  COSTS  ASSOCIATED....,"  AND  THE  PARAGRAPH
BEGINNING  WITH "THE SELLING  STOCKHOLDERS  CONSIST OF ...." PLEASE  REVISE YOUR
COVER PAGE ACCORDINGLY.

         The Company has revised the cover page in response to the Staff's comments.

TABLE OF CONTENTS

         3. PLEASE REMOVE THE LAST PARAGRAPH ON THIS PAGE TO SOMEWHERE AFTER THE RISK FACTOR SECTION.

         The Company has moved the paragraph to after the risk factor section of the SB-2 Amendment.

RISK FACTORS

         4. WE NOTE YOUR STATEMENT IN THE INTRODUCTORY PARAGRAPH OF THE RISK FACTOR SECTION PROVIDING, "[A]DDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US, OR THAT ARE CURRENTLY BELIEVED TO BE IMPORTANT TO YOU, IF THEY MATERIALIZE, ALSO MAY ADVERSELY EFFECT US." PLEASE ELIMINATE THIS SENTENCE AS IT IMPLIES THAT THERE ARE OTHER RISKS THAT THE INVESTOR SHOULD CONSIDER BEFORE INVESTING IN YOUR COMPANY WHEN THE RISK FACTOR SECTION SHOULD LIST ALL OF THE RISKS KEY TO AN INVESTMENT DECISION.

         The Company has deleted this sentence from the SB-2 Amendment.

"INVESTORS MAY NOT BE ABLE TO ADEQUATELY  EVALUATE OUR BUSINESS DUE TO OUR....,"
PAGE 3

         5.       WE  NOTE  YOUR   RESPONSE  TO  COMMENT  18  AND  YOUR  REVISED
DISCLOSURE. PLEASE REVISE YOUR SUBHEADING TO REFERENCE YOUR AUDITORS' GOING CONCERN OPINION ABOUT THE COMPANY.

         The Company has revised the risk factor subheading in response to the Staff's comments.


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Securities and Exchange Commission
November 22, 2004
Page 3


         6. PLEASE DISCUSS HOW LONG YOU ANTICIPATE REMAINING OPERATIONAL GIVEN YOUR CURRENT FINANCIAL RESOURCES AND EXPENSES.

         The Company has added disclosure to the risk factor in response to the Staff's comments.

"OUR OPERATING RESULTS MAY FLUCTUATE  SIGNIFICANTLY,  WHICH MAY RESULT IN ....,"
PAGE 4

         7. PLEASE EXPLAIN WHY YOU EXPECT THE SECOND AND THIRD QUARTERS TO BE STRONGER THAN THE FIRST AND FOURTH QUARTERS. PLEASE ALSO PROVIDE SIMILAR DISCLOSURE IN YOUR BUSINESS SECTION.

         The Company expects the second and third quarters to be stronger than the first and fourth quarters because the second and third quarters coincide with the agricultural growing seasons in the Company's primary markets in China. It is during these times when application of the Company's fertilizer products would be most beneficial to growers, and therefore the Company expects that demand will be greater in those periods.

         The Company has added a similar explanation in the risk factor and in the Business section of the SB-2 Amendment.

"WE DEPEND ON A FEW CUSTOMERS FOR A  SIGNIFICANT  PORTION OF OUR REVENUE  ....,"
PAGE 9

         8. WE NOTE YOUR RESPONSE TO COMMENT 15. TO THE EXTENT ANY OF THE THREE MAJOR CUSTOMERS CONSTITUTED INDIVIDUALLY OR WITH AFFILIATES MORE THAN 10% OF YOUR REVIEW, YOU SHOULD IDENTIFY THEM. PLEASE ADVISE US OR REVISE YOUR DISCLOSURE ACCORDINGLY.

         The Company has revised the disclosure in the risk factor and elsewhere in the SB-2 Amendment to identify each major customer who accounted for more than 10%, individually or with affiliates, of its revenues in the applicable periods.

         9. IN ADDITION, PLEASE INDICATE IF YOU MAINTAIN ANY AGREEMENTS WITH ANY OF THESE CUSTOMERS. IF SO, PLEASE FILE THEM AS AGREEMENTS TO YOUR REGISTRATION STATEMENT. PLEASE ALSO DESCRIBE IN YOUR BUSINESS SECTION THE MATERIAL TERMS OF THIS AGREEMENT, INCLUDING THE TERMINATION DATE OF THE AGREEMENT.

         The Company does not have agreements with any of its customers. Purchases are generally made on an order-by-order basis. The Company has included disclosure regarding the lack of any agreements in the risk factor.


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Securities and Exchange Commission
November 22, 2004
Page 4


"OUR SUCCESS DEPENDS IN PART UPON OUR ABILITY TO RETAIN AND RECRUIT KEY PERSONNEL," PAGE 5

         10. WE NOTE YOUR RESPONSE TO COMMENT 28. PLEASE FILE THESE EMPLOYMENT AGREEMENTS AS EXHIBITS. IN ADDITION, IN THE SECTION ENTITLED EXECUTIVE COMPENSATION OR SOME OTHER APPROPRIATE PLACE IN THE DOCUMENT, PLEASE EXPAND THE DISCUSSION OF THE EMPLOYMENT AGREEMENTS AND DESCRIBE ALL MATERIAL TERMS OF THESE AGREEMENTS, INCLUDING ANY RESTRICTIVE COVENANTS AND OBLIGATIONS.

         The Company has filed the  employment  agreements  as Exhibit 10.13 and
Exhibit 10.14 to the SB-2 Amendment. In addition, the Company has added disclosure to the Executive Compensation section of the SB-2 Amendment describing the material terms of the agreements.

"WE MAY NOT BE ABLE TO ACCESS SUFFICIENT UNDER THE EQUITY LINE OF CREDIT. . ..,"
PAGE 13

         11. IN RESPONSE TO COMMENT 50, YOU SUPPLEMENTALLY INDICATED THAT YOU MAY AVOID ISSUING SHARES TO CORNELL CAPITAL UNDER CERTAIN CIRCUMSTANCES. PLEASE REVISE THIS RISK FACTOR TO DISCLOSE THOSE CIRCUMSTANCES YOU DESCRIBED TO US.

         The Company has revised the risk factor disclosure in response to the Staff's comments.

USE OF PROCEEDS, PAGE 14

         12. WE NOTE YOUR RESPONSE TO COMMENT 50 AND YOUR SUPPLEMENTAL RESPONSE. PLEASE REVISE YOUR DISCLOSURE TO INCLUDE THE RESPONSE YOU PROVIDED US REGARDING THE INCREASE IN GENERAL ADMINISTRATIVE AND OPERATION EXPENSES AND WHY THE GREATER PROCEEDS MAY LIKELY RESULT IN YOU INCURRING A GREATER AMOUNT OF SUCH EXPENSES.

         The Company has revised the disclosure in response to the Staff's comments.

EQUITY LINE OF CREDIT

         SUMMARY, PAGE 16

         13.      WE  NOTE  YOUR  RESPONSE  TO OUR  PRIOR  COMMENT  62 AND  YOUR
SUPPLEMENTAL RESPONSE. PLEASE REVISE YOUR DISCLOSURE IN THIS SECTION AND ELSEWHERE IN THE PROSPECTUS TO PROVIDE THAT YOU WILL BE RECEIVING 95% OF THE DEFINED MARKET PRICE OF THE COMMON STOCK FROM EACH ADVANCE.

         The Company has revised the disclosure in the Equity Line of Credit, Summary section and throughout the prospectus in response to the Staff's comments.

Securities and Exchange Commission
November 22, 2004
Page 5


         14. WE NOTE YOUR SUPPLEMENTAL RESPONSE TO COMMENT 65 AND YOUR REVISED DISCLOSURE. IN YOUR RESPONSE TO COMMENT 50, YOU SUPPLEMENTALLY INDICATED THAT UNDER CERTAIN CIRCUMSTANCES YOU WERE ABLE TO AVOID ISSUING THE SHARES TO CORNELL CAPITAL. PLEASE PROVIDE SIMILAR DISCLOSURE IN THIS SECTION.

         The Company has revised the disclosure in response to the Staff's comments.

DESCRIPTION OF BUSINESS

         15. WE NOTE YOUR STATEMENT THAT IN CONNECTION WITH YOUR ACQUISITION OF A PATENT RIGHT, THE CHINA AGRICULTURAL UNIVERSITY HAS AGREED TO PROVIDE "FREE RESEARCH AND TECHNOLOGY SUPPORT SERVICES" IF YOU DETERMINE TO USE THE PATENT TO PRODUCE COMMERCIAL PRODUCTS. BASED ON YOUR DISCLOSURE THAT YOU INTEND TO INTRODUCE IN THE MARKETS IN EARLY 2005 CERTAIN PRODUCTS STEMMING FROM THIS PATENT, PLEASE DISCLOSE WHAT SPECIFIC RESEARCH AND TECHNOLOGY SUPPORT SERVICES THE UNIVERSITY WILL PROVIDE YOU. IN ADDITION, PLEASE DISCLOSE WHEN SUCH SERVICES WOULD COMMENCE.

         The Company has revised the disclosure in the Business section and elsewhere in the SB-2 Amendment in response to the Staff's comments.

         16. IN ADDITION, PLEASE EXPAND YOUR DESCRIPTION OF THE AGREEMENT WITH THE CHINA AGRICULTURAL UNIVERSITY TO DESCRIBE ANY MATERIAL RIGHTS AND OBLIGATIONS PURSUANT TO THE AGREEMENT, INCLUDING WHETHER YOU HAVE ANY RECOURSE IF THE UNIVERSITY DOES NOT PROVIDE THE "FREE RESEARCH AND TECHNOLOGY SUPPORT SERVICES" YOU ARE ENTITLED TO.

         The Company has revised the disclosure regarding its agreement with China Agricultural University in response the Staff's comments. We note supplementally that the Company's recourse against China Agricultural University for failure to perform obligations under the agreement would be to bring a lawsuit for breach of contract to recover damages.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         17. REFER TO YOUR RESPONSE TO COMMENT 77. PLEASE EXPLAIN TO US WHAT YOU MEAN BY "ACCOUNTS RECEIVABLE WILL BE HIGH BASED ON CLIENTS FOR WHOM WE MAKE SHIPMENTS IMMEDIATELY SUBSEQUENT TO THE CLOSE OF THE QUARTER." THAT SOUNDS LIKE YOU RECOGNIZED THE RECEIVABLE AND PRESUMABLY THE REVENUE BEFORE DELIVERY AND PASSAGE OF TITLE.

         The initial response to comment 77 was incorrect due to and inadvertent error. The statement should have read that the Company's accounts receivable will be high based on clients for whom the Company makes quarterly shipments immediately PRIOR to the close of the quarter. More specifically, the Company records a receivable and

Securities and Exchange Commission
November 22, 2004
Page 6


recognizes revenue only upon delivery to and subsequent acceptance by the customer of the applicable products, consistent with the guidelines established by SAB No. 101.

         18. REFER TO YOUR RESPONSE AND REVISED DISCLOSURE FOR OUR PRIOR COMMENT 78. IT APPEARS THAT YOU WILL USE APRIL 12, 2004 AS THE MEASUREMENT DATE FOR VALUING THE 1,000,000 SHARES THAT WILL BE ISSUED FOR THE PATENT AND RESULTS IN A VALUE OF $630,000 WHEN YOU RECORD THE ACQUISITION OF THE PATENT. PLEASE TELL US HOW APRIL 12, 2004 MEETS THE CRITERIA IN ISSUE 1 IN EITF 96-18.

         With respect to the valuation of the 1,000,000 shares of common stock issuable in conjunction with the Company's acquisition of a patent in 2004, the Company has reviewed the guidelines to determine the measurement date as discussed in Issue 1 of EITF 96-18 and has further reviewed the underlying transaction documentation.

         EITF 96-18 states that the Company should measure the fair value of the shares of common stock using the stock price as of the earlier of either: (1) the date at which a commitment for performance by the counterparty to earn the common stock is reached (subject to the existence of defined disincentives for non-performance), or (2) the date at which the counterparty's performance is complete.

         On April 12, 2004, the Company entered into the agreement with China Agricultural University to acquire patent no. ZL 93101635.5 entitled "Highly Effective Composite Bacteria for Enhancing Yield and the Related Methodology for Manufacturing". This patent was originally granted by the PRC Patent Bureau on July 12, 1996. Based on the guidelines provided by EITF 96-18, since the PRC government approval authorizing the registration of the patent in the name of the Company was issued on July 20, 2004, the Company determined to utilize the market price of its common stock on July 20, 2004 of $0.42 per share to calculate the value of the 1,000,000 shares of common stock, resulting in an aggregate value of $420,000. The Company's September 30, 2004 interim financial statements reflect this valuation.

         19. REFER TO YOUR RESPONSE TO OUR PRIOR COMMENT 79. WE NOTE YOUR EXPANDED DISCUSSION RELATING TO AGRICULTURAL POLICY, FISCAL AND MONETARY POLICY, FOREIGN INVESTMENT POLICY AND FOREIGN EXCHANGE POLICY. HOWEVER, WE WERE UNABLE TO LOCATE WHERE YOU DISCUSSED THE RELATED IMPACT OF THESE POLICIES ON THE COMPANY'S LIQUIDITY AND CAPITAL RESOURCES, AS REQUESTED IN OUR ORIGINAL COMMENT. PLEASE REFER BACK TO OUR PREVIOUS COMMENT 79 AND PROVIDE THIS DISCLOSURE OR TELL US WHERE IT IS LOCATED IN THE FILING.

         The Company has revised the disclosure related to these matters in response to the Staff's comment.

Securities and Exchange Commission
November 22, 2004
Page 7


LIQUIDITY AND CAPITAL RESOURCES

         20. PLEASE REVISE TO DISCLOSE THE NUMBER OF SHARES OF COMMON STOCK, BASED ON YOUR CURRENTLY OUTSTANDING SHARES, THAT YOU COULD ISSUE TO CORNELL GIVEN THE 9.9% RESTRICTION DISCUSSED ON PAGE 18 AND THE MAXIMUM AMOUNT OF PROCEEDS THAT WOULD RESULT BASED ON THE CURRENT PRICE OF YOUR STOCK. CONSIDER ADDITIONAL REVISIONS ELSEWHERE IN THE FILING AS APPROPRIATE, PARTICULARLY IN THE USE OF PROCEEDS SECTION, THAT PORTRAYS ISSUANCE OF A NUMBER OF SHARES THAT WOULD APPEAR TO FAR EXCEED 9.9%.

         The Company has the disclosure in the Liquidity and Capital Resources and Use of Proceeds sections of the SB-2 Amendment in response to the Staff's comments.

         21. WE NOTE YOUR RESPONSES TO COMMENT 83 AND REISSUE THE COMMENT IN PART. PLEASE FILE THE LOAN AGREEMENTS AS EXHIBITS TO YOUR REGISTRATION STATEMENT. TO THE EXTENT FILING WOULD BE IMPRACTICABLE OR NOT NECESSARY, PLEASE SUPPLEMENTALLY EXPLAIN TO US THE REASONS.

         As of September 30, 2004, the Company's borrowings consisted of the following:

         o $1,087,390 in outstanding borrowings made from November 28, 2002 to February 1, 2004 from the local government in Zoucheng City in Shandong, China. A copy of the agreement pursuant to which these loans were made was filed as Exhibit 10.7 to the SB-2 Amendment.

         o $304,000 in borrowings made in June 2004 from the local government in Zoucheng City in Shandong, China. A copy of the agreement pursuant to which these loans were made was filed as
                  Exhibit 10.6 to the SB-2 along with Amendment No. 1.

         o $72,433 in outstanding borrowings from China Star Investment Group pursuant to a convertible loan agreement entered into in October 2003 and amended in August 2004. A copy of this convertible loan agreement was filed as Exhibit 10.8 to the SB-2 along with Amendment No. 1.

         o $50,500 in outstanding borrowings from China Star Investment Group pursuant to a loan agreement entered into in July 2004. A copy of this loan agreement is being filed as Exhibit 10.15 to the SB-2 Amendment.

         o $350,000 in outstanding borrowings pursuant to a convertible loan agreement entered into with Young San Kim and Song N. Bang in September 2004. A copy of this convertible loan agreement has been filed as Exhibit 10.10 to the SB-2 Amendment.

Securities and Exchange Commission
November 22, 2004
Page 8


         o $17,760 outstanding pursuant to an auto loan entered into in November 2002. The Company believes that due to the small amount of this obligation, the agreement is not material and therefore has elected not to file a copy of this agreement as an exhibit to the SB-2.

         o $12,749 outstanding pursuant to an auto loan entered into in June 2003. The Company believes that due to the small amount of this obligation, the agreement is not material and therefore has elected not to file a copy of this agreement as an exhibit to the SB-2.

         As described above, a copy of each loan agreement that the Company believes is material has been filed as an exhibit to the SB-2 Amendment. In addition, the Liquidity and Capital Resources section of the SB-2 Amendment includes disclosure regarding the material terms of each of these borrowing arrangements.

COMPENSATION OF DIRECTORS, PAGE 44

         22. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 88 AND REQUEST THAT YOU FURTHER CLARIFY YOUR DISCLOSURE OF THE COMPENSATION ARRANGEMENTS WITH YOUR DIRECTORS, BOTH EMPLOYEE DIRECTORS AND NON-EMPLOYEE DIRECTORS. FOR EXAMPLE, PLEASE REVISE YOUR DISCLOSURE TO PROVIDE INFORMATION REGARDING DIRECTOR COMPENSATION ARRANGEMENTS PRIOR 2004, AND INCLUDE THE TYPE OF COMPENSATION, AS WELL AS ANY PLANS FOR DIRECTOR COMPENSATION IN THE CURRENT AND FUTURE PERIODS.

         The Company has revised the disclosure in response to the Staff's comments.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

         STATEMENT OF OPERATIONS, F-4

         23. PLEASE INCLUDE THE ACCRETION OF BENEFICIAL CONVERSION AND THE CHARGE AT THE TIME OF CONVERSION FOR THE AMOUNT NOT YET ACCRETED WITHIN INTEREST EXPENSE AS REQUIRED BY EITF 98-5 AND 00-27.

         In response to the Staff's comment, the Company has prepared the statements of operations for the three months and nine months ended September 30, 2004, included in the SB-2 Amendment to include the accretion of beneficial conversion and the charge at the time of conversion for the amount not yet accreted within interest expense.

         In conjunction with the amendment of the Company's Quarterly Reports on Forms 10-QSB for the periods ended March 31, 2004 and June 30, 2004 (as noted in the response to comment 24 below) the Company will also revise the statements of operations contained in those reports documents to include the beneficial conversion and


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Securities and Exchange Commission
November 22, 2004
Page 9


the charge at the time of conversion for the amount not yet accreted within interest expense.

         NOTE 5.  CONVERTIBLE NOTE PAYABLE, PAGES F-15 AND F-16

         24. REFER TO YOUR RESPONSE TO COMMENT 90. PLEASE LABEL THE FINANCIAL STATEMENTS IN THE AMENDED FORMS 10-QSB FOR THE QUARTERS ENDED MARCH 31 AND JUNE 30, 2004 AS "RESTATED" AND PROVIDE CORRESPONDING FOOTNOTE DISCLOSURE AS REQUIRED BY PARAGRAPH 37 OF APB 20. PROVIDE SIMILAR DISCLOSURES IN FORM SB-2.

         In response to the Staff's comment, the Company is amending its Quarterly Reports on Forms 10-QSB for the periods ended March 31, 2004 and June 30, 2004 to label the financial statements as "restated" and to provide appropriate footnote disclosure describing the restatement. The Company has not provided similar disclosures in the SB-2 Amendment, as the interim financial statements included therein are not restated.

         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4507.

                                   Sincerely,

                                   /s/ Joseph Stubbs
                                   --------------------
                                       Joseph Stubbs

Enclosures
cc: James Zhan